—NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

06016577

FILE No.
82-3874

SUPPL

August 29, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
Unaudited Interim Financial Statements 3rd Quarter, dated June 30, 2006

Please find enclosed 3 copies of the Interim Statement listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B O'Neill

PER: BARBARA O'NEILL

dw
9/7

MANSON CREEK RESOURCES LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports June 30, 2006

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.manson.ca

Phone: (403) 233-0464
Fax: (403) 266-2606

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2006 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the three and nine month periods ended June 30, 2006 and June 30, 2005.

MANSON CREEK RESOURCES LTD.
BALANCE SHEETS
(Unaudited - prepared by management)

		June 30 2006		September 30 2005
ASSETS				
CURRENT				
Cash and cash equivalents Note 2	$	**765,673**	$	538,287
Accounts receivable		**11,958**		23,009
Prepaids		**10,043**		13,777
		787,674		575,073
INVESTMENTS AND OTHER ASSETS Note 3		**26,000**		42,653
MINERAL PROPERTIES AND EQUIPMENT Schedule		**593,912**		682,874
	$	**1,407,586**	$	1,300,600
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**46,619**	$	26,559
Due to related parties Note 6		**1,723**		24,257
Asset retirement obligation Note 4		**10,000**		15,000
		58,342		65,816
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 5				
Issued: 27,236,829 common shares, (Sept.30,2005 - 23,734,775)		**8,133,464**		7,651,822
CONTRIBUTED SURPLUS Note 5		**545,863**		521,334
DEFICIT		**(7,330,083)**		(6,938,372)
		1,349,244		1,234,784
	$	**1,407,586**	$	1,300,600

Commitments Note 7

Approved by the Board of Directors:

"R. Chernish" Director

"J.P.Jutras" Director

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended June 30 2006	Three months ended June 30 2005	Nine months ended June 30 2006	Nine months ended June 30 2005
REVENUE				
Interest and other	$ 3,088	$ 3,509	$ 9,177	$ 5,547
EXPENSES				
General and administrative Note 8	40,033	159,043	121,972	212,855
Reporting to shareholders	2,383	3,960	24,087	9,162
Professional fees	3,178	1,125	6,727	7,890
Stock exchange and transfer agent fees	3,798	3,760	10,827	7,508
Amortization of capital assets	1,222	1,077	3,628	2,654
	50,614	168,965	167,241	240,069
LOSS BEFORE THE UNDERNOTED	(47,526)	(165,456)	(158,064)	(234,522)
Gain on sale of investments	-	-	6,322	-
Site restoration expense	(28,252)	-	(28,252)	-
Write-down of mineral properties	(262,717)	-	(262,717)	(536,270)
LOSS BEFORE INCOME TAX RECOVERY	(338,495)	(165,456)	(442,711)	(770,792)
Future income tax recovery	15,000	-	51,000	-
NET LOSS	(323,495)	(165,456)	(391,711)	(770,792)
DEFICIT, beginning of period	(7,006,588)	(6,532,902)	(6,938,372)	(5,927,566)
DEFICIT, end of period	$ (7,330,083)	$ (6,698,358)	$ (7,330,083)	$ (6,698,358)
LOSS PER SHARE				
-basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.04)
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and diluted	26,206,863	23,515,764	24,628,072	19,450,561

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2006	2005	**2006**	2005
Increase (decrease) in cash and cash equivalents				
OPERATING ACTIVITIES				
Interest and other income received	$ **3,087**	$ 3,508	$ **9,177**	$ 5,547
Cash operating expenses	**(39,041)**	(30,689)	**(171,533)**	(116,118)
	(35,954)	(27,181)	**(162,356)**	(110,571)
FINANCING ACTIVITIES				
Exploration incentives received	**10,538**	-	**10,538**	4,901
Private placement proceeds	**425,000**	-	**425,000**	750,000
Share issue costs	**(4,753)**	(2,637)	**(4,753)**	(28,917)
Options and warrants exercised	**99,724**	4,000	**103,924**	85,840
	530,509	1,363	**534,709**	811,824
INVESTING ACTIVITIES				
Proceeds on sale of investments	-	-	**28,734**	-
Drilling and exploration deposits	**(12,000)**	(25,000)	**(12,000)**	(25,000)
Mineral property additions	**(95,452)**	(50,997)	**(161,701)**	(65,838)
	(107,452)	(75,997)	**(144,967)**	(90,838)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**387,103**	(101,815)	**227,386**	610,415
CASH AND CASH EQUIVALENTS:				
Beginning of period	**378,570**	900,927	**538,287**	188,697
End of period	$ **765,673**	$ 799,112	$ **765,673**	$ 799,112

Supplementary Information:
Interest and taxes
Cash was not expended on interest or taxes during the respective periods ended June 30, 2006 and June 30, 2005.

Non-cash transacations
During the three and nine months ended June 30, 2006, the Company granted stock options to officers or directors resulting in a non-cash charge of $6,000, (three and nine months ended June 30, 2005 - $130,000), being included in general and administrative expenses. (Note 8)

During the nine months ended June 30, 2006 the Company issued 200,000 of its common shares, valued at $27,000, pursuant to option agreements to acquire interests in the CR, Cuprum, Palomino and Meridian properties. During the nine months ended June 30, 2005, the Company issued 50,000 of its common shares, valued at $7,000 pursuant to an option agreement to acquire the CR property. The acquisition costs were valued using the closing share price on the transaction date.

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE NINE MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005
(Unaudited - prepared by management)

2006		Yukon		British Columbia			
Exploration and development expenditures:	Total	Tanner	Cuprum	CR Property	Palomino	Meridian	Gillman
Balance September 30, 2005	$ 602,965	$ 232,343	$ 40,634	$ 326,181	$ 3,807	$ -	$ -
Geological consulting	61,324	5,765	8,498	11,597	9,993	18,635	6,836
Geochemical analysis	1,103	-	-	-	-	988	115
Geophysical	33,263	-	10,180	7,386	15,697	-	-
Yukon mineral exploration tax credit	(10,538)	(2,337)	(8,201)	-	-	-	-
Field costs	20,052	341	393	2,256	2,730	8,695	5,637
Mineral property write-offs	(236,112)	(236,112)	-	-	-	-	-
Balance June 30, 2006	472,057	-	51,504	347,420	32,227	28,318	12,588
Property acquisition costs:							
Balance September 30, 2005	69,173	25,610	5,000	38,563	-	-	-
Costs incurred	72,179	995	11,281	29,500	9,653	10,750	10,000
Mineral property write-offs	(26,605)	(26,605)	-	-	-	-	-
Balance June 30, 2006	114,747	-	16,281	68,063	9,653	10,750	10,000
Total mineral properties June 30, 2006	$ 586,804	$ -	$ 67,785	$ 415,483	$ 41,880	$ 39,068	$ 22,588
Equipment	23,115						
Accumulated amortization	(16,007)						
Total mineral properties and equipment June 30, 2006	$ 593,912						

2005		Yukon				British Columbia	
Exploration and development expenditures:	Total	NAD	Tanner	Cuprum	JRS	CR Property	Other
Balance September 30, 2004	$ 997,982	$ 510,144	$ 207,850	$ -	$ 202,651	$ 77,337	$ -
Geological consulting	29,369	-	887	4,214	-	24,268	-
Geochemical analysis	6,159	-	219	-	-	5,940	-
Field costs	8,403	-	104	2,510	-	5,789	-
Asset retirement obligation Note1	20,000	-	10,000	-	10,000	-	-
Exploration incentives	(4,901)	-	(4,901)	-	-	-	-
Mineral property write-offs	(510,144)	(510,144)	-	-	-	-	-
Balance June 30, 2005	546,868	-	214,159	6,724	212,651	113,334	-
Property acquisition costs:							
Balance September 30, 2004	61,750	23,000	25,190	-	885	12,675	-
Costs incurred	33,934	-	420	5,000	-	25,388	3,126
Mineral property write-offs	(26,126)	(23,000)	-	-	-	-	(3,126)
Balance June 30, 2005	69,558	-	25,610	5,000	885	38,063	-
Total mineral properties June 30, 2005	$ 616,426	$ -	$ 239,769	$	$ 213,536	$ 151,397	$ -
Equipment	23,114						
Accumulated amortization	(10,737)						
Total mineral properties and equipment June 30, 2005	$ 628,803						

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2006
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation and continuance of operations

These unaudited interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2005. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Management has estimated that the Company will have adequate funds from existing working capital to finance its current year's administrative requirements and exploration plans. Subsequent exploration programs will require the Company to undertake additional equity financings.

2. Restricted cash and cash equivalents

Proceeds of $425,000 received for the issuance of flow-through shares was included in cash and cash equivalents. Approximately $73,000 of this amount has been expended on qualifying expenditures to June 30, 2006. This cash may only be used to incur qualifying exploration expenditures on Canadian mineral properties in accordance with Canadian income tax legislation.

3. Investments and other assets

	June 30, 2006	September 30, 2005
Investments (fair value September 30, 2005 - $30,000)	$ -	$22,412
Drilling deposits	10,000	-
Mineral exploration deposits	16,000	14,000
Non-current prepaid expenses	-	6,241
	$ 26,000	$42,653

4. Asset retirement obligation

The changes in the asset retirement obligation for the periods ended June 30, 2006 and September 30, 2005 are as follows:

	June 30, 2006	September 30, 2005
Balance, beginning of period	$ 15,000	$ -
Change in retirement accrual	10,000	20,254
Additional liability incurred	18,252	-
Reclamation work performed during the year	(33,252)	(5,254)
Balance, end of period	$ 10,000	$ 15,000

The balances reflected above at the respective period ends represent estimated costs to complete site clean-up at the Tanner, Yukon site. Clean-up is required to be completed by 2008, however management expects to complete it in fiscal 2007. The discounted value of asset retirement obligations for the other mineral properties is not considered significant at this time.

5. Capital Stock and Contributed Surplus

a) Issued

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2005	23,734,775	$ 7,651,822	$ 521,334
Issued pursuant to property acquisitions	200,000	27,000	-
Private placement (net of issue costs of $4,753)	2,500,000	375,247	45,000
Warrants exercised	575,454	107,035	(26,471)
Options exercised	226,600	23,360	-
Stock option compensation	-	-	6,000
Tax effect of property expenditures renounced in the period	-	(51,000)	-
Balance June 30, 2006	**27,236,829**	**$ 8,133,464**	**$ 545,863**

During the nine months ended June 30, 2006 the company closed a non-brokered private placement consisting of 2,500,000 Units at $0.17 per unit. Directors, officers and control persons of the Company purchased an aggregate of 169,294 of the units. Each unit consisted of one flow-through share and one warrant to acquire one flow-through share at $0.20 per share to April 17, 2008. The warrants issued pursuant to the private placement were valued at $45,000, which amount was included in contributed surplus above. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 49.6%, a risk-free interest rate of 4.08%, a one year expected warrant life, and a 0% dividend rate.

During the nine months ended June 30, 2006, warrants were exercised to acquire 575,454 common shares at $0.14 per share. The $26,471 value assigned to the warrants when they were issued was relieved from contributed surplus and was included with the cash proceeds of $80,564 to arrive at the increase to capital stock of $107,035.

During the nine months ended June 30, 2006, the Company issued 50,000 shares pursuant to the Cuprum, Yukon mineral property acquisition; 25,000 shares for each of the Palomino and Meridian, British Columbia mineral property acquisitions and 100,000 shares pursuant to the CR, British Columbia mineral property acquisition. The acquisition costs were valued using the market price of the Company's shares on the issue date.

5. Capital Stock and Contributed Surplus (continued)

a) Issued

Exploration expenditures aggregating $150,000 were renounced to flow-through share investors on December 31, 2005. The $51,000 tax value associated with these resource expenditures reduced capital stock and was recognized as future income taxes payable. As the Company has unrecognized future tax assets, this liability was extinguished as losses were incurred through the recognition of a future tax recovery in the statement of operations. The tax effect of the current period flow-through share issuance will be recorded when the exploration expenditures funded by the flow-through shares are renounced.

b) Stock options and warrants

i) Stock options

The Company has an option plan, (the Plan), that authorizes reserving for issuance up to 10% of the issued and outstanding common shares. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.

The following summarizes stock option transactions during the nine months ended June 30, 2006:

	Number of options	Average Exercise Price
Balance September 30, 2005	2,091,600	$0.13
Expired	(100,000)	$0.16
Exercised	(226,600)	$0.10
Granted	100,000	$0.14
Balance June 30, 2006	**1,865,000**	$0.13

The following summarizes outstanding options, including expiries, at June 30, 2006, all of which vested immediately upon granting:

Number of options		Price	Expiry date
675,000	*	$0.10	July 19, 2006
315,000		$0.11	May 29, 2007
775,000		$0.16	May 12, 2010
100,000		$0.14	April 26, 2011
1,865,000			

*Subsequent to period end, options to acquire 675,000 shares at $0.10 per share expired without exercise.

ii) Warrants

Warrant transactions during the nine months ended June 30, 2006 and balances as at June 30, 2006 are summarized below:

	$0.14 warrants expiring March 7, 2007	$0.20 flow-through warrants expiring April 17,2008
	Number of warrants	Number of warrants
Balance September 30, 2005	6,525,973	-
Issued pursuant to private placement (note 5 a)	-	2,500,000
Exercised	(575,454)	-
Balance June 30, 2006	**5,950,519**	2,500,000

6. Related Party Transactions

During the nine months ended June 30, 2006, the Company billed companies related by virtue of certain common officers and directors $30,000 *for their share of base office lease costs and* $39,000 *for their share of lease operating and office expenses.*

A company related by virtue of a common officer and a common director billed the Company for its share of certain general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2006 was $14,000. Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the nine months ended June 30, 2006 was $97,000, $51,000 of which was directly related to, and capitalized to mineral property exploration costs. Related party payables at the respective period ends related to a portion of these administrative and consulting charges plus goods and services taxes thereon.

Related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

7. Commitments

Office Lease

The company has base office lease commitments under its current lease which expires on December 31, 2006, in the following amounts for the fiscal years ended September 30:

Remainder of	2006	$13,400
	2007	$13,400

The Company is also committed to pay lease operating costs that vary from year to year, but are expected to aggregate approximately $12,000 during the remainder of fiscal 2006. The Company subleases office space to three companies, related by virtue of certain common officers and directors that, in aggregate, contribute 75% of the aforementioned lease amounts as well as 75% of lease operating costs.

During the nine months ended June 30, 2006, the Company signed a letter of interest in renewing its lease, which the landlord accepted. The lease agreement has not yet been provided by the landlord. The letter of interest sets out the lease rate which would result in the following annual lease commitments:

2007	$70,100	2009	$93,500	2011	$93,500
2008	$93,500	2010	$93,500		

Related companies would be responsible for approximately 70% of the aforementioned payments.

Drilling Contract

During the nine months ended June 30, 2006, the Company entered into a drilling contract with a third party diamond drilling company pursuant to which the Company must pay for a minimum of 1,500 meters of drilling. Subsequent to June 30, 2006, the drilling company notified the Company that it would be unavailable for the drilling, consequently the contract is terminated and there is no commitment associated therewith.

Mineral Properties

CR Property

During the year ended September 30, 2004, the Company entered into an agreement with an unrelated vendor to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire the property as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June30,2004(paid/issued)	5,000	50,000
June30,2005(paid/issued)	15,000	50,000
June 30, 2006(paid/issued)	15,000	100,000
June 30, 2007	15,000	100,000
June 30, 2008	20,000	125,000
June 30, 2009	20,000	150,000
Total	$92,500	575,000

The Company may acquire 1.0% of the vendor's retained 1.5% Net Smelter Return in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue shares or make payments specified in the agreement that pertain to the period after termination.

Palomino property

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated vendor to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire a 100% interest in the property, subject to a 1.5% Net Smelter interest retained by the vendor, as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 1,000	-
November 30, 2005 (paid/issued)	5,000	25,000
November 30, 2006	10,000	75,000
November 30, 2007	15,000	75,000
November 30, 2008	15,000	100,000
November 30, 2009	20,000	150,000
Total	$66,000	425,000

Upon completion of the acquisition, the Company may acquire 1.0% of the vendor's retained 1.5% net smelter returns royalty in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue shares or make payments specified in the agreement that pertain to the period after termination.

7. Commitments (continued)

Mineral Properties

Meridian property

During the nine months ended June 30, 2006, the Company entered into an agreement with an unrelated vendor to acquire a 100% interest in 12 prospective gold/silver mineral tenures aggregating 675 hectares in the Revelstoke mining district in eastern British Columbia. The Company is committed to the following payment schedule if it chooses to acquire 100% of the claims:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
November 30, 2005 (paid/issued)	5,000	25,000
November 30, 2006	10,000	75,000
November 30, 2007	20,000	100,000
November 30, 2008	20,000	125,000
November 30, 2009	30,000	150,000
Total	$87,500	475,000

Upon completion of the acquisition, the Company may acquire 1.5% of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. The Company may terminate the purchase agreement at any time without being obligated to make future payments provided that proper notice is given and the property is in good standing with at least $5,200 of unutilized assessment work credits in place at that time.

Gillman property

During the nine months ended June 30, 2006, the Company entered into an agreement with an unrelated vendor to acquire twelve mineral claims totaling 1,179 hectares, 45 kilometers southeast of Revelstoke, British Columbia. The Company can acquire a 100% interest in the property, subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $95,000 cash and 475,000 of its capital stock as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 10,000	-
November 30, 2006	5,000	25,000
November 30, 2007	10,000	75,000
November 30, 2008	20,000	100,000
November 30, 2009	20,000	125,000
November 30, 2010	30,000	150,000
Total	$ 95,000	475,000

Upon completion of the acquisition, the Company may acquire 1.5% of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. The Company may terminate the purchase agreement at any time without being obligated to make future payments.

Cuprum Property

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated vendor to acquire ten staked claims located 50 kilometers north of Whitehorse, Yukon. The Company can acquire a 100% interest in the property, subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $75,000 cash and 450,000 of its capital stock as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 5,000	-
October 31, 2005(paid/issued)	5,000	50,000
October 31, 2006	15,000	50,000
October 31, 2007	15,000	100,000
October 31, 2008	15,000	100,000
October 31, 2009	20,000	150,000
Total	$ 75,000	450,000

The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be responsible for any payments due after the termination date.

8. Stock-based Compensation

Stock option compensation of $6,000 and $130,000 has been included in general and administrative expenses during the three and nine month periods ended June 30, 2006 and the three and nine month periods ended June 30, 2005, respectively. The Company follows the *"fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of* grant is recorded as compensation cost and a credit to contributed surplus. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. The details and assumptions regarding stock options granted during the three month and nine month periods ended June 30 are detailed below:

	Three and nine months ended June 30, 2006	Three and nine months ended June 30, 2005
Value of stock-based compensation	$ 6,000	$130,000
Number of options granted	100,000	875,000
Exercise price	$0.14	$0.15
Expected stock price volatility	71.13%	270%
Risk-free interest rate	4.14%	3.3%
Expected option life	2 years	5 years
Expected dividend yield	-	-

9. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2006

The information included in this document should be read in conjunction with the unaudited financial statements for the nine months ended June 30, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is August 21, 2006. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Yukon

The minerals of interest in the Yukon region are copper, gold, silver, lead and zinc.

a) Cuprum

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11 kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

In order to acquire the property the Company must make staged payments aggregating $75,000, (paid $10,000 to date), and issue 450,000, (issued 50,000 to date), of the Company's common shares over a five year period. Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5% could be purchased at the discretion of the Company for $1,500,000.

The 2006 geophysical survey and geochemical survey on the property has been completed. The magnetic survey data outlined a weak to moderately magnetic causative body that is over 1,000 meters in length in an overburden-covered area. The newly discovered magnetic feature, the "Wishbone Anomaly,' is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The west limb of the Wishbone Anomaly is located along strike, and to south the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters. The geophysical survey does not cover the entire anomaly to the south where it is thought the limbs converge. The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values of 44 to 201 parts per million copper, 204 to 1,275 parts per million zinc, and 10 to 331 parts per million lead, and 0.2 to 1.2 parts per million silver. The Company staked an additional 160 hectares adjacent to the Cuprum claims to fully encompass the anomaly.

The Company is investigating the feasibility of using a lightweight percussion drill to test the coincident

2) Mineral Properties

Yukon

a) Cuprum (continued)

magnetic and geochemical anomaly on the east limb of the Wishbone Anomaly as well as a number of the mineralized zones outlined by the 2005 work. An existing bulldozer trail from the Alaska Highway to the center of the property would enable the Company to complete a cost-effective program.

Approximately $14,000 has been expended on this program to June 30, 2006. The program had an approximate budget of $20,000, and it is expected that actual costs will approximate budget. The Company has received approval for a Yukon Mineral Exploration grant to fund up to 50% of the cost of this exploration program to an overall maximum of $20,000.

b) Tanner

During the quarter ended June 30, 2006 the property was written-off. Management determined that cash resources would be better allocated to newer projects and, although the Company investigated opportunities to interest joint venture partners in an expanded 2006 and/or future exploration program, there was no committed interest.

The Company completed its scheduled 2006 clean-up at its Rakla camp, including removal of used fuel drums. The actual costs incurred of $34,000 exceeded the budget of $15,000 due to the numerous trips required by air to remove fuel drums and large pieces of equipment. Although the Company is not obligated to complete the final clean-up until fiscal 2008, it plans to complete the clean-up in the summer of 2007, with an estimated cost of $10,000. The $10,000 has been accrued as a current asset retirement obligation at June 30, 2006.

British Columbia

a) CR

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Omineca Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $37,500 to June 30, 2006), and issue 575,000 common shares, (issued 200,000 to June 30, 2006), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which may be purchased by the Company for $1,000,000.

The property consists of 2 recorded claims totaling approximately 1,300 hectares, as one of the peripheral tenures was allowed to lapse in the current period. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry zone, and the North Porphyry-Breccia zone. The Company was encouraged by the results of its first phase of surface exploration in fiscal 2004. The program confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high priority exploration target.

During the summer 2005 exploration program, the Company collected approximately 148 soil samples on infill lines to further delineate anomalies identified in the 2004 summer program. The assay results were in line with the 2004 samples and confirmed the anomaly size and shape. Further, the Company undertook a drilling program to test historical intercepts and to attempt to extend known mineralization by drill testing the soil anomaly located on the west side of the fault at the south zone. The work completed to the end of fiscal 2005; mapping, trenching and diamond drilling, outlined a mineralized porphyry system that is 975 meters in strike length by 100 to 180 meters in width.

The 2006 IP geophysical survey, with a budget of approximately $11,000, (actual costs $15,000), has been completed. The survey identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meters long, (100 – 180 meter wide), mineralized porphyry that is open along strike and depth. The company intends to engage in further delineation of the porphyry in fiscal 2007.

2) Mineral Properties

British Columbia

b) Palomino

During the year ended September 30, 2005, the Company entered into an agreement to acquire the Palomino property situated in the Omineca Mining District of British Columbia. The property is comprised of five mineral claims totaling 2,174 hectares. In order for the Company to acquire a 100% interest in the property, subject to a 1.5% net smelter returns royalty, it must make staged payments aggregating $66,000, (paid $6,000 to date), and issue 425,000, (issued 25,000 to date), of the Company's common shares over a five year period. The Company may purchase 1.0% of the vendor's 1.5% net smelter returns royalty for $1,000,000 upon completing the transaction.

The property is a grass roots prospect that contains many previously unknown zones that have received little exploration. The property is primarily a copper target that has a strong gold showing in the immediate area. There is an association with magnetite and chalcopyrite in select hand samples and core from drill hole #1, (a drill hole undertaken by the vendor prior to acquisition), and management believes that this could be the source rock that is at the large magnetic anomaly on the property. Historical sampling results date back to 1927 and included samples assaying 42.5 grams per tonne gold, 171.4 grams per tonne silver, and 9.4 percent copper.

The 2006 IP geophysical survey has been completed. The budgeted cost of this phase of the program was $18,000 and $49,000 for the proposed drilling program. (see 19) Cautionary Statements re forward looking statements). The actual cost of the IP program and prospecting was approximately $24,000, the overrun being attributed to an expanded geophysical survey.

Initial interpretation of the Palomino data from the IP survey has outlined a linear chargeability anomaly immediately adjacent to the strong magnetic feature identified previously. This chargeability anomaly could represent a porphyry dyke system which is responsible for the mineralized boulders found in the area. Copper values in the boulders range up to 0.23% copper. Drilling is planned to test both the chargeability and the magnetic anomalies. The planned diamond drilling program has been delayed due to extreme weather conditions in the project area. It is likely that drill testing of the chargeability and magnetic anomaly will commence in late August.

c) Meridian

During the nine months ended June 30, 2006 the Company entered into an agreement to acquire 100% of the Meridian property, subject to a 2.0% net smelter interest, by making staged payments over five years aggregating $87,500, (paid $7,500 to date), and issuing 475,000, (issued 25,000 date), of the Company's common shares.

In the course of the due diligence visit, a number of samples were taken, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings. Mine dump samples ranged from 0.53 to 90.6 grams per tonne gold and 0.20 to 563 grams per tonne silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 grams per tonne gold and 24.7 grams per tonne silver over a length of 10 meters. The Company is encouraged by these sampling results and planned a two-stage diamond drill program with a tentative budget of $291,000. (see 19) Cautionary Statements re forward looking statements).

Subsequent to June 30, 2006, the drilling company that had been contracted to complete this drilling indicated that it would be unable to fulfill its drilling obligation. The Company is consequently actively seeking out a new drilling contractor in order to complete its drilling program as planned during the current exploration season. The Company has received all the permits required for the drill program and the access road and drill pads have been completed. Additional sampling and prospecting was done during the road building program and results will be released once they are available.

d) Gillman

During the nine months ended June 30, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest, by making staged payments over five years aggregating $95,000, (paid $10,000 to date), and issuing 475,000, of the Company's common shares.

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favorable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

The Company completed a prospecting program in May, 2006. The prospecting program resulted in the discovery of the "Allison" silver/lead/zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Upon discovery of the Allison showing, further work in the area located an undocumented exploration adit. A grab sample taken from a one meter wide semi-massive sulphide vein in the adit assayed 14.15 grams per tonne gold and 23.1 grams per tonne silver.

An early stage estimate of 2006 exploration expenditures is in the range of $30,000 to $50,000 to be spent on soil sampling and regional geochemistry. (see 19) Cautionary Statements re forward looking statements). Actual costs to June 30, 2006 approximated $12,000. Field geologists returned to the property in August, at an approximate cost of $15,000, to perform further prospecting, mapping and sampling with the intention of demonstrating the minable widths and laterally extensive system present on the block. This will help the Company focus on areas of highest potential for future work. The Company plans, subject to personnel availability, to perform structural mapping by year-end. The Company hopes to move the property to a drill-ready stage in fiscal 2007.

3) Operating Results

Nine months ended June 30, 2006 compared to nine months ended June 30, 2005

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005	Variance (negative) positive
Revenue			
Interest and other	$ 9,177	$ 5,547	$3,630
Expenses			
General and administrative	121,972	212,855	90,883
Reporting to shareholders	24,087	9,162	(14,925)
Stock exchange and transfer agent	10,827	7,508	(3,319)
Other	10,355	10,544	189
Loss before the undernoted	(158,064)	(234,522)	76,458
Gain on sale of investments	6,322	-	6,322
Site restoration expense	(28,252)	-	(28,252)
Write-down of mineral property	(262,717)	(536,270)	273,553
Future Income tax recovery	51,000	-	51,000
Net loss	$ (391,711)	$(770,792)	$ 379,081

The decreased write-off of mineral property costs of $274,000 was the primary contributor to the decreased loss. The prior period write-off pertained to NAD, Yukon as management determined that it was unlikely that further exploration would be undertaken on this property, even though certain of the claims continued

3) Operating Results

Nine months ended June 30, 2006 compared to nine months ended June 30, 2005 (Continued)

to be in good standing. The current period write-off pertains to the Tanner, Yukon property, (see above 2) Mineral Properties, Yukon, b) Tanner).

The following summarizes the major expense categories comprising general and administrative expenses for the nine months ended June 30, 2006 and June 30, 2005:

	Nine months ended June 30, 2006	Nine months ended June 30, 2005
Administrative consulting fees	$ 46,502	$ 22,832
Travel and promotion	24,528	6,425
Occupancy costs	19,424	21,088
Office, secretarial and supplies	23,134	29,598
Insurance	2,384	2,912
Stock option compensation	6,000	130,000
Total	$ 121,972	$ 212,855

The decrease in general and administrative expenses of $91,000 pertained primarily to the $124,000 reduction in stock-based compensation expense that is included therein. This decrease in expenses was offset by increased costs resulting from activities directed at increasing the Company's profile and investor awareness and administrative requirements associated with the private placement during the period. The Company invested $5,000 in upgrading their website. The President of the Company attended the January, 2006 Mineral Exploration Round-up in Vancouver and presented at an investment conference while there. Further, the President attended the June, 2006 Cambridge Investment Conference in Vancouver. Attendance fees at these conferences, promotional materials, and travel to and from, resulted in an increase of $17,000 in promotion costs over the comparative period. Increased administrative consulting fees accounted for the bulk of the remaining expense increase. These pertained to the President's corporate activities, including attendance at and preparation for conferences discussed above and administrative time spent on the private placement.

Stock exchange and transfer agent fees increased primarily as a result of warrant exercises in the period and fees associated with the approval of property acquisitions and stock options. Reporting to Shareholder costs increased substantially. There was a significant increase in the number of registered shareholders prior to the distribution of annual reports and proxy circulars. During November, 2005, CDG Investments Inc. distributed a significant portion of its 25% investment in the Company to CDG shareholders, resulting in a substantial increase in the number of Manson Creek shareholders. Consequently printing and mailing costs increased considerably.

During the nine months ended June 30, 2006, the Company sold its investment in Prism Resources Ltd. for a gain of $6,000. The investment had been received pursuant to a property option agreement. The site restoration expense pertains to costs incurred to clean-up the Tanner, Yukon Rakla camp site. Actual costs incurred exceeded the estimated liability. The property has been written-off, consequently the additional costs have been expensed. The future income tax recovery pertains to the draw-down of future taxes that were booked as a result of the renunciation of flow-through expenditures to investors during the current period. The Company has unrecognized future income tax recoveries that were recognized as losses were incurred, to reduce the future tax provision associated with the renunciation.

The following summarizes the components of professional fees included in the statement of earnings:

	Nine months ended June 30, 2006	Nine months ended June 30, 2005
Legal and filing fees	$ 5,150	$ 2,140
Audit fees	1,577	5,750
Total	$ 6,727	$ 7,890

3) Operating Results (continued)

The decrease in audit fees is attributable to the change in the timing of recording audit fees. The Company had simply recorded fees in the invoice period in the past due to their immateriality. During the year ended September 30, 2005, the Company began to accrue the audit fees relating to the audit of that fiscal period. The current period audit fees represent costs in excess of those accrued at the fiscal 2005 year end. Filing fees increased as a result of the increased number of news releases compared to the prior period.

Three months ended June 30, 2006 compared to three months ended June 30, 2005

General and administrative costs decreased approximately $119,000 from the comparative three month period. The most significant contributor to the decrease was the decrease in the stock-based compensation provision, (current period - $6,000; comparative period - $130,000). The provision is dependent on the timing and number of stock options issued as well as the exercise price and assumptions about stock volatility and expected life of the options.

The site restoration expense provision is discussed in the nine month comparative above as is the write-down of mineral properties for the current period. The income tax recovery in the current three month period of $15,000, ($Nil – three months ended June 30, 2005), pertains to the draw-down of future taxes that were booked as a result of the renunciation of flow-through expenditures to investors in December, 2005. The Company has unrecognized future income tax recoveries that have been recognized as losses are incurred, to reduce the future tax provision associated with the renunciation.

4) Liquidity and Capital Resources

The Company's working capital position at June 30, 2006 was $729,000, (September 30, 2005 - $509,000). The Company expended $162,000, on mineral property exploration and $12,000 on drilling and exploration deposits during the nine months ended June 30, 2006, ($66,000 on mineral property exploration and $25,000 on drilling and exploration deposits– nine months ended June 30, 2005). Net cash operating expenses aggregated $162,000 during the nine months ended June 30, 2006, ($111,000 – nine months ended June 30, 2005). The Company expended significantly less on mineral exploration in the comparative period due to dwindling cash resources in the period leading up to the private placement that was completed in early March, 2005. Greater available funds in the current period resulting from the flow-through financing in April, 2006 allowed an increase in exploration costs. The increase in cash expenditures on operations coincides with increased operating expenses discussed above.

The increase in accounts payable from September 30, 2005 to June 30, 2006, related to the timing of mineral exploration expenditures. The Company had experienced significant exploration activity in the quarter ended June 30, 2006.

The Company received approximately $420,000 after share issue costs as a result of the April, 2006 private placement of flow-through units. Further, the exercise of options and warrants contributed $104,000 and exploration incentives associated with Yukon exploration contributed $11,000. Proceeds on the sale of Prism Resources Ltd. shares contributed an additional $29,000 to the treasury.

5) Contractual Obligations

The Company has office base rent obligations associated with their current office lease that expires December 31, 2006 of $13,400 for the remainder of fiscal 2006 and $13,400 for fiscal 2007. Related companies are obligated, pursuant to sublease agreements, to reimburse the Company for 75% of these costs.

During the nine months ended June 30, 2006, the Company signed a letter of interest in renewing its lease, which the landlord accepted. The lease agreement has not yet been provided by the landlord. The letter of interest sets out the lease rate which would result in the following annual lease commitments:

2007	$70,100	2009	$93,500	2011	$93,500
2008	$93,500	2010	$93,500		

Related Companies would be responsible for approximately 70% of the aforementioned payments.

5) Contractual Obligations (Continued)

As at June 30, 2006, aggregate unpaid mineral property cash payments and share issuances, by fiscal year required to complete the acquisitions of the CR, Cuprum, Palomino, Meridian and Gillman properties are as follows:

Fiscal year of payment	Cash	Common Shares
2007	$ 55,000	325,000
2008	$ 80,000	475,000
2009	$ 90,000	575,000
2010	$ 90,000	575,000
2011	$ 30,000	150,000
Total	$345,000	2,100,000

The Company can choose to terminate any of these agreements at any time without a requirement for further cash and share payments.

6) Financing

On March 8, 2005, the Company closed a non-brokered private placement for gross proceeds of $750,000. The Company issued 5,454,545 non-flow-through units at $0.11 per unit and 1,071,428 flow-through units at $0.14 per unit. Each of the 5,454,545 units was comprised of one common share and one purchase warrant that may be exercised at $0.14 to March 7, 2007 to acquire one common share. Each of the 1,071,428 flow-through units was comprised of one flow-through common share and one non-flow-through warrant that may be exercised at $0.14 to March 7, 2007 to acquire one common share. The proceeds of the private placement were earmarked to undertake a drill program on the CR property in British Columbia, to evaluate new mineral prospects and for working capital purposes.

During April, 2006, the Company completed a $425,000 non-brokered private placement flow-through financing. The financing consisted of 2,500,000 units issued at $0.17 per unit. Each unit was comprised of one flow-through share and one warrant to acquire one flow-through share at $0.20 per share to April 17, 2008. This financing will ensure that the Company has sufficient funds for the planned 2006 exploration program, virtually all of which will be funded by the flow-through share proceeds. Should the warrants be exercised, such proceeds will fund future exploration.

7) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2005	2004	2003
Financial Results			
Interest and other income	$ 10,324	$ 5,801	$ 6,799
Net Loss	$ (1,010,806)	$ (120,881)	$ (440,693)
Basic and diluted loss per share	$(0.05)	$ (0.01)	$(0.03)
Financial Position			
Working capital	$ 509,257	$ 175,809	$ 316,206
Total assets	$ 1,300,600	$ 1,322,593	$ 1,348,994
Share Capital	$ 7,651,822	$ 7,104,199	$ 7,019,199
Contributed Surplus	$ 521,334	$ 111,334	$ 91,334
Deficit	$(6,938,372)	$ (5,927,566)	$ (5,806,685)

The large loss in fiscal 2005 was primarily attributable to the write-off of mineral properties aggregating $728,000 and the recording of stock option compensation expense of $130,000. Fiscal 2003 loss was significantly greater than that of 2004 primarily because of $333,000 of mineral property write-offs in 2003, ($16,000 – 2004).

8) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30 2006	March 31, 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	March 31 2005	Dec. 31 2004	Sept. .30 2004
Interest & Other	$ 3,088	$ 3,616	$ 2,473	$ 4,777	$ 3,509	$1,134	$ 904	$1,203
Net loss before mineral property write-offs and property proceeds	(75,778)	(68,305)	(35,911)	$ (48,181)	$(165,456)	$(42,608)	$ (26,458)	$(25,825)
Mineral property (write-offs) net of proceeds in excess of carrying cost	(262,717)	-	-	$(191,833)	$ -	$(3,125)	$(533,145)	$ (8,248)
Net Loss before tax	(338,495)	(68,305)	(35,911)	$(240,014)	$(165,456)	$(45,733)	$(559,603)	$(34,073)
Future income tax recovery	15,000	22,000	14,000	-	-	-	-	-
Net Loss	(323,495)	(46,305)	(21,911)	$(240,014)	$(165,456)	$(45,733)	$(559,603)	$(34,073)
Basic and diluted loss per share	$ (0.01)	$ 0.00	$ 0.00	$ (0.01)	$ (0.01)	$ 0.00	$ (0.03)	$ (0.01)

The significant loss in the quarter ended June 30, 2005 is primarily attributable to stock-based compensation expense of $130,000 being recorded in the period that stock options were granted. This is a non-cash charge. Interest revenue varies with the amount of invested cash and interest rates. The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses. Site restoration expense of $28,000 in the quarter ended June 30, 2006 contributed to the comparatively larger loss before mineral property write-offs. General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods.

9) Directors and Officers

Regan Chernish	Director and President
Jean Pierre Jutras	Director and Vice-President
Doug Porter	Director
Shane Ebert	Director
Doug Bryan	Director
Shari Difley	Chief Financial Officer
Barbara O'Neill	Corporate Secretary

10) Management Remuneration

The President, Vice-President and Chief Financial Officer bill the Company through their majority-owned companies, their employer or individually for number of days or hours worked. Their rates and aggregate billings for the nine months ended June 30, 2006 are as follows:

Officer and position	Rate	Billings for the nine months ended June 30, 2006
Mr. Chernish, President	$475 per day	$ 82,502
Mr. Jutras, Vice-President	$400 per day	$ -
Ms. Difley, Chief Financial Officer	$ 60 per hour	$ 12,450

Ms. O'Neill is employed by a related corporation. The related corporation bills the Company quarterly for the Company's share of her salary, based on time devoted to Company business. Ms. O'Neill's salary billed for the nine months ended June 30, 2006 aggregated $4,700.

Directors are not remunerated in cash for fulfilling their directorial duties; however they receive stock options in recognition of their service. During the current period Mr. Porter was granted options to acquire 100,000 common shares at $0.14 per share to April 26, 2011. Mr. Bryan, a director, received $2,250 during the period for geological services provided to the Company.

11) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the nine months ended June 30, 2006:

i) received or accrued $30,000 from corporations related by virtue of common officers and directors for rent of shared office space and $39,000 for lease operating and office costs.

ii) paid or accrued $97,000 for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued to a corporation that was formerly a significant shareholder and is related by virtue of a common officer $14,000 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

12) Exploration Expenditures

Refer to the Schedule to the financial statements for expenditures incurred during the period on the various properties.

13) Capital Stock and Contributed Surplus

a) Authorized and Issued

Authorized: Unlimited number of voting common shares
Unlimited number of Class A preferred shares, issuable in series
Unlimited number of Class B preferred shares, issuable in series

See note 5 to the financial statements. There was no change to issued and outstanding capital stock from June 30, 2006 to August 21, 2006.

b) Stock Options and Warrants

i) Options

No options were granted, cancelled or exercised during the period from June 30, 2006 to August 21, 2006. On July 19, 2006 options to acquire 675,000 common shares at $0.10 per share expired without exercise.

ii) Warrants

During the period from June 30, 2006 to August 21, 2006 no warrants were issued, exercised or cancelled and none expired.

14) Investor Relations

With the exception of responding to shareholder inquiries and attendance at conferences, the Company undertook minimal investor relation activities during the nine months ended June 30, 2006. The Company does not employ a dedicated "investor relations" individual or firm.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. Current plans include drilling on Meridian and Palomino, as well as identifying possible new projects. Management will analyze the results of the summer 2006 exploration programs to determine the next step for each of the Company's properties.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, and lack of operating cash flow. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

There were no new accounting policies adopted during the current period.

19) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. While the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise, it will endeavor to revise information in subsequent Management's Discussion and Analysis documents as circumstances change.

20) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of June 30, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

21) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.